FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
FDA Advisory Committee recommends PT027 in asthma

9 November 2022 07:00 GMT

PT027 recommended by FDA advisory committee as new rescue treatment for asthma

First and only rescue medication recommended for US approval that has been shown to reduce severe exacerbations

The Food and Drug Administration's (FDA) Pulmonary-Allergy Drugs Advisory Committee (PADAC) has voted 16 to 1 that the data support a favourable benefit risk assessment for the use of PT027 (albuterol/budesonide) for the treatment of asthma in people aged 18 years and older. In adolescents aged 12 to 17 years, the Committee voted 9 to 8 that the data do not support a favourable benefit risk assessment for the use of PT027 for the treatment of asthma. In children aged 4 to 11 years, the Committee voted 16 to 1 that the data do not support a favourable benefit risk assessment for the use of PT027 for the treatment of asthma.

PT027 is a potential first-in-class, pressurised metered-dose inhaler (pMDI), fixed-dose combination rescue medication in the US containing albuterol, a short-acting beta2-agonist (SABA), and budesonide, an anti-inflammatory inhaled corticosteroid (ICS). It is being developed by AstraZeneca and Avillion.

In the first half of 2022, the FDA accepted the New Drug Application (NDA) for PT027 and set a Prescription Drug User Fee Act date for the first half of 2023.

Bradley E. Chipps, Past President of the American College of Allergy, Asthma & Immunology and Medical Director of the Capital Allergy & Respiratory Disease Center in Sacramento, US, said: "Millions of people with asthma rely on their albuterol rescue inhaler to alleviate acute symptoms, but this does not treat the underlying inflammation, leaving patients at risk of severe asthma exacerbations, regardless of their disease severity or level of control. If approved, PT027 could transform the current rescue treatment approach."

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, AstraZeneca, said: "We are pleased that the Pulmonary-Allergy Drugs Advisory Committee has recognised the potential for PT027 to deliver important benefits for people with asthma, as a first-in-class treatment option in the US. We look forward to working with our partner Avillion and the FDA to progress the application and discuss next steps, including for adolescents and children."

Asthma is a chronic, inflammatory, variable respiratory disease that affects as many as 339 million people worldwide,1 including over 25 million in the US.2 Globally, more than 176 million asthma attacks are experienced each year.3

The NDA submission was based on results from the MANDALA, DENALI and TYREE Phase III trials.4-7 In MANDALA, PT027 significantly reduced the risk of severe exacerbations compared to albuterol in patients with moderate to severe asthma when used as an as-needed rescue medication in response to symptoms.4,5 In DENALI, PT027 significantly improved lung function compared to the individual components, albuterol and budesonide, in patients with mild to moderate asthma.6

The safety and tolerability of PT027 in these trials were consistent with the known profiles of the components.4-7

Results from the MANDALA trial were published in the New England Journal of Medicine in May 2022.4

PADAC reviews and evaluates available data concerning the safety and effectiveness of marketed and investigational human drug products for use in the treatment of pulmonary disease and diseases with allergic and/or immunologic mechanisms and makes appropriate recommendations to the Commissioner of Food and Drugs.

Notes

Asthma
Asthma is a chronic, inflammatory, variable respiratory disease that affects as many as 339 million adults and children worldwide,1 including over 25 million in the US.2

Patients with asthma experience recurrent breathlessness and wheezing, which varies over time, and in severity and frequency.8 These patients are at risk of severe exacerbations regardless of their disease severity, adherence to treatment or level of control.9,10

There are an estimated 176 million asthma exacerbations globally per year,3 including more than 10 million in the US;2 these are physically threatening and emotionally significant for many patients11 and can be fatal.1,12

Inflammation is central to both asthma symptoms8 and exacerbations.13 Many patients experiencing asthma symptoms use a SABA (e.g. albuterol) as a rescue medicine;14-16 however, taking a SABA alone does not address inflammation, leaving patients at risk of severe exacerbations,17 which can result in impaired quality of life,18 hospitalisation19 and frequent oral corticosteroid (OCS) use.19 Treatment of exacerbations with as few as 1-2 short courses of OCS are associated with an increased risk of adverse health conditions including type 2 diabetes, depression/anxiety, renal impairment, cataracts, cardiovascular disease, pneumonia and fracture.8,20,21 International recommendations from the Global Initiative for Asthma no longer recommend SABA alone as the preferred rescue therapy.8

MANDALA
MANDALA4,22 was a Phase III, randomised, double-blind, multicentre, parallel-group, event-driven trial evaluating the efficacy and safety of PT027 compared to albuterol on the risk of experiencing a severe asthma exacerbation in 3,132 adults, adolescents, and children (aged 4-11 years) with moderate to severe asthma taking ICS alone or in combination with a range of asthma maintenance therapies, including long-acting beta2-agonists (LABA), leukotriene receptor antagonists (LTRA), long-acting muscarinic antagonists (LAMA) or theophylline. The trial comprised a two-to-four-week screening period, at least a 24-week treatment period and a two-week post-treatment follow-up period.

Patients were randomly assigned to one of the following three treatment groups in a 1:1:1 ratio: PT027 180/160mcg (excluding children aged 4-11 years), PT027 180/80mcg or albuterol 180mcg, taken as an as-needed rescue medicine. PT027 and the albuterol comparator were delivered in a pressurised metered-dose inhaler (pMDI) using AstraZeneca's Aerosphere delivery technology. The primary efficacy endpoint was the time to first severe asthma exacerbation during the treatment period. Secondary endpoints included severe exacerbation rate (annualised), total systemic corticosteroid exposure (annualised), asthma control and health-related quality of life.

Full results from the positive MANDALA Phase III trial showed that PT027 (albuterol/budesonide) demonstrated a statistically significant reduction in the risk of a severe exacerbation versus albuterol rescue in patients with moderate to severe asthma. Compared with albuterol rescue, PT027 at the 180mcg albuterol/160mcg budesonide dose reduced the risk of a severe exacerbation by 27% (p<0.001) in adults and adolescents.4,5

Primary and secondary endpoint results in adults and adolescents4,5
(pre-planned on-treatment efficacy analysis)

Treatment Group			Comparison versus albuterol 180mcg
Time to first severe exacerbation	n	Number (%) of Patients with a Severe Exacerbation a, b	Hazard Ratio(95% CI)	p value (2-sided)
PT027 180/160mcg	1013	207 (20.4)	0.73 (0.61, 0.88)	<0.001
Albuterol 180mcg	1014	266 (26.2)
Annualised severe exacerbation rate (rate ratio)	n	Number of Severe Exacerbations a, b	Annualised rate(95% CI)	Rate Ratio(95% CI)
PT027 180/160mcg	1013	334	0.45 (0.34, 0.60)	0.76 (0.62, 0.93)
Albuterol 180mcg	1014	413	0.59 (0.44, 0.78)
Annualised total SCS dose (mg/year)	n	Mean (SD) b	% reduction in mean	p-valuec (2-sided) c
PT027 180/160mcg	1012	86.2 (262.86)	33.4%	0.002
Albuterol 180mcg	1011	129.3 (657.19)
aDeterioration of asthma requiring use of SCS for ≥3 days, or inpatient hospitalisation, or emergency room visit, that required SCS. bBefore discontinuation of randomised treatment or change in maintenance therapy. cWilcoxon rank sum test
CI, confidence interval; SCS, systemic corticosteroid; SD, standard deviation

Primary endpoint results in adults, adolescents, and children4,5
Treatment Group			Comparison versus albuterol 180mcg
Time to first severe exacerbation	n	Number (%) of Patients with a Severe Exacerbation a, b	Hazard Ratio(95% CI)	p value (2-sided)
PT027 180/80mcg	1054	241 (22.9)	0.83 (0.70, 0.99)	0.041
Albuterol 180mcg	1056	276 (26.1)
aDeterioration of asthma requiring use of SCS for ≥3 days, or inpatient hospitalisation, or emergency room visit, that required SCS. bBefore discontinuation of randomised treatment or change in maintenance therapy.
CI, confidence interval

Adverse events (AEs) were similar across the treatment groups in the trial and were consistent with the known safety profiles of the individual components, with the most common AEs including nasopharyngitis and headache.4,5

DENALI
DENALI6,23,24 was a Phase III, randomised, double-blind, placebo-controlled, multicentre, parallel-group trial evaluating the efficacy and safety of PT027 compared to its components, albuterol and budesonide, on improvement in lung function in 1,001 adults, adolescents, and children aged 4-11 years with mild to moderate asthma previously treated either with SABA as-needed alone or in addition to regular low-dose ICS maintenance therapy. The trial comprised a two-to-four-week screening period, a 12-week treatment period and a two-week post-treatment follow-up period.

Patients were randomly assigned to one of the following five treatment groups in a 1:1:1:1:1 ratio: PT027 180/160mcg four times daily (excluding children aged 4-11 years), PT027 180/80mcg four times daily, albuterol 180mcg four times daily, budesonide 160mcg four times daily (excluding children aged 4-11 years) and placebo four times daily. PT027, the albuterol and budesonide comparators and placebo were delivered in a pMDI using AstraZeneca's Aerosphere delivery technology. The dual primary efficacy endpoints were change from baseline in FEV1 area under the curve 0-6 hours over 12 weeks of PT027 compared to budesonide to assess the effect of albuterol and change from baseline in trough FEV1 at Week 12 of PT027 compared to albuterol to assess the effect of budesonide. Secondary endpoints included the time to onset and duration of response on day one, the number of patients who achieved a clinically meaningful improvement in asthma control from baseline at Week 12 and trough FEV1 at Week 1.

In the trial, PT027 demonstrated a statistically significant improvement in lung function measured by forced expiratory volume in one second (FEV1), compared to the individual components, albuterol and budesonide, and compared to placebo in patients with mild to moderate asthma aged 12 years or older. Onset of action and duration of effect were similar for PT027 and albuterol. The safety and tolerability of PT027 in DENALI was consistent with the known profiles of the components.

PT027
PT027 is a potential first-in-class SABA/ICS rescue treatment for asthma in the US, to be taken as needed. It is an inhaled, fixed-dose combination rescue medication containing albuterol (also known as salbutamol), a SABA, and budesonide, a corticosteroid, and is being developed in a pMDI using AstraZeneca's Aerosphere delivery technology.

AstraZeneca and Avillion collaboration
In March 2018, AstraZeneca and Avillion signed an agreement to advance PT027 through a global clinical development programme for the treatment of asthma. Under the terms of the agreement, Avillion became the trial sponsor responsible for executing and funding the multicentre, global clinical trial programme for PT027 through NDA filing to a regulatory decision in the US. Following the successful approval of PT027, AstraZeneca has the option, upon certain financial payments, to commercialise the medicine in the US.

AstraZeneca in Respiratory and Immunology
Respiratory & Immunology, part of BioPharmaceuticals, is one of AstraZeneca's main disease areas and is a key growth driver for the Company.

AstraZeneca is an established leader in respiratory care with a 50-year heritage. The Company aims to transform the treatment of asthma and COPD by focusing on earlier biology-led treatment, eliminating preventable asthma attacks, and removing COPD as a top-three leading cause of death. The Company's early respiratory research is focused on emerging science involving immune mechanisms, lung damage and abnormal cell-repair processes in disease and neuronal dysfunction.

With common pathways and underlying disease drivers across respiratory and immunology, AstraZeneca is following the science from chronic lung diseases to immunology-driven disease areas. The Company's growing presence in immunology is focused on five mid- to late-stage franchises with multi-disease potential, in areas including rheumatology (including systemic lupus erythematosus), dermatology, gastroenterology, and systemic eosinophilic-driven diseases. AstraZeneca's ambition in Respiratory & Immunology is to achieve disease modification and durable remission for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

References
1.   The Global Asthma Network. The Global Asthma Report 2018. [Online]. Available at: http://www.globalasthmareport.org. [Last accessed: 11 October 2022].
2.   CDC. Most Recent National Asthma Data. [Online]/ Available at: https://www.cdc.gov/asthma/most_recent_national_asthma_data.htm. [Last accessed: 11 October 2022].
3.   AstraZeneca Pharmaceuticals. Data on File. Budesonide/formoterol Data on File: Annual Rate of Asthma Exacerbations Globally. (ID: SD-3010-ALL-0017).
4.   Papi A, et al. Albuterol-Budesonide Fixed-Dose Combination Rescue Inhaler for Asthma. N Engl J Med 2022; 386 (22): 2071-2083.
5.   Papi A, et al. Efficacy and safety of as-needed albuterol/budesonide versus as-needed albuterol in adults, adolescents and children aged ≥4 years with moderate-to-severe asthma: Results of the MANDALA study. American Thoracic Society International Conference 2022. Oral Presentation. Abstract A3413 during B93. BREAKTHROUGHS IN PAEDIATRIC AND ADULT ASTHMA CLINICAL TRIALS
6.   Chipps BE, et al. Efficacy and safety of albuterol/budesonide (PT027) in mild-to-moderate asthma: Results of the DENALI study. Am J Respir Crit Care Med 2022; 205: A3414. Abstract. Available at: https://doi.org/10.1164/ajrccm-conference.2022.205.1_MeetingAbstracts.A3414 [Last accessed: 11 October 2022].
7.   LaForce C, et al. Albuterol/budesonide for the treatment of exercise-induced bronchoconstriction in patients with asthma: The TYREE study. Ann Allergy Asthma Immunol. 2022; 128: 169-177.
8.   Global Initiative for Asthma. Global strategy for asthma management and prevention, 2022. Available at: https://ginasthma.org/wp-content/uploads/2022/07/GINA-Main-Report-2022-FINAL-22-07-01-WMS.pdf. [Last accessed: 11 October 2022].
9.   Price D, et al. Asthma control and management in 8,000 European patients: the REcognise Asthma and LInk to Symptoms and Experience (REALISE) survey. NPJ Prim Care Respir Med. 2014; 24: 14009.
10.  Papi A, et al. Relationship of inhaled corticosteroid adherence to asthma exacerbations in patients with moderate-to-severe asthma. J Allergy Clin Immunol Pract. 2018; 6 (6): 1989-98.e3.
11.  Sastre J, et al. Insights, attitudes, and perceptions about asthma and its treatment: a multinational survey of patients from Europe and Canada. World Allergy Organ J. 2016; 9: 13.
12.  Fernandes AG, et al. Risk factors for death in patients with severe asthma. J Bras Pneumol. 2014; 40 (4): 364-372.
13.  Wark PA, et al. Asthma exacerbations . 3: pathogenesis. Thorax. 2006; 61 (10): 909-15.
14.  Johnson DB, et al. Albuterol. 2022 May 1. In: StatPearls [Internet]. Treasure Island (FL): StatPearls Publishing; 2022 Jan.
15.  Montemayor T, et al. Albuterol: Often Used and Heavily Abused. Respiratory Care October 2021, 66 (Suppl 10) 3603775
16.  ClinCalc.com. Albuterol: Drug Usage Statistics, US 2013 - 2020. Available at: https://clincalc.com/DrugStats/Drugs/Albuterol. [Last accessed: 11 October 2022].
17.  Nwaru BI, et al. Overuse of short-acting b2-agonists in asthma is associated with increased risk of exacerbation and mortality: a nationwide cohort study of the global SABINA programme. Eur Respir J. 2020; 55 (4): 1901872.
18.  Lloyd A, et al. The impact of asthma exacerbations on health-related quality of life in moderate to severe asthma patients in the UK. Prim Care Respir J. 2007; 16 (1): 22-7.
19.  Bourdin A, et al. ERS/EAACI statement on severe exacerbations in asthma in adults: facts, priorities and key research questions. Eur Respir J. 2019; 54 (3): 1900900.
20.  Price DB, et al. Adverse outcomes from initiation of systemic corticosteroids for asthma: long-term observational study. J Asthma Allergy. 2018; 11: 193-204.
21.  EPR-3: Expert panel report 3. Guidelines for the Diagnosis and Management of Asthma 2007 (EPR-3). [Online]. Available at: https://www.nhlbi.nih.gov/health-topics/guidelines-for-diagnosis-management-of-asthma. [Last accessed: 11 October 2022].
22.  Chipps BE, et al. Evaluation of the Efficacy and Safety of As-Needed PT027 Budesonide/Albuterol MDI) Compared to As-Needed Albuterol MDI in Adults and Children 4 Years of Age or Older with Uncontrolled Moderate to Severe Asthma: Design of the MANDALA Study. Am J Respir Crit Care Med. 2020; 201: A3015.
23.  Clinicaltrials.gov. A Study to Assess the Efficacy and Safety of Budesonide/Albuterol Metered-dose Inhaler (BDA MDI/PT027) Used 4 Times Daily in Adults and Children 4 Years of Age or Older With Asthma (DENALI). Available at https://clinicaltrials.gov/ct2/show/NCT03847896. [Last accessed: 11 October 2022].
24.  AstraZeneca Pharmaceuticals. Data on File. DENALI clinical trial protocol Data on File (ID: 121792).

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 09 November 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary